SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Abeona Therapeutics Inc.

(Name of Issuer) Common Stock, par value $0.01 per share
(Title of Class of Securities) 00289Y107
(CUSIP Number)

Ron Panzier
Great Point Partners, LLC
165 Mason Street, 3rd Floor
Greenwich, CT 06830
(203) 971-3300

Copies to:
Richard M. Brand
Andrew Alin
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
212-504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) April 21, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00289Y107	SCHEDULE 13D

1	Name of Reporting Person Great Point Partners, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,480,470

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,480,470

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,480,470

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒[1]

13	Percent of Class Represented by Amount in Row (11) 9.99%[2]

14	Type of Reporting Person (See Instructions) CO

[1]
In addition to an aggregate of 7,213,012 shares of common stock in the aggregate held outright, the reporting persons hold in the aggregate warrants to purchase 9,017,055 shares of common stock; however, the provisions of such warrants restrict the exercise of such warrants to the extent that, after giving effect to such exercise, the holder of the warrants and its affiliates, together with any other person or entities with which such holder would constitute a group, would beneficially own in excess of 9.99% of the number of shares of common stock outstanding immediately after giving effect to such exercise (the “Beneficial Ownership Cap”). As a result, an aggregate of 1,267,458 shares underlying such warrants are beneficially owned by the reporting persons.

[2]
Based on a total of 84,889,593 shares, including (i) 83,622,135 shares outstanding, as reported by the Issuer in its Definitive Proxy Statement, filed with the Securities and Exchange Commission (the “SEC”) on April 10, 2020 and (ii) 1,267,458 shares of the Issuer’s common stock issuable upon exercise of warrants held by the reporting persons (subject to the Beneficial Ownership Cap).

CUSIP No. 00289Y107	SCHEDULE 13D

1	Name of Reporting Person Dr. Jeffrey R. Jay, M.D.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,480,470

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,480,470

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,480,470

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒[1]

13	Percent of Class Represented by Amount in Row (11) 9.99%[2]

14	Type of Reporting Person (See Instructions) IN, HC

[1]
In addition to an aggregate of 7,213,012 shares of common stock in the aggregate held outright, the reporting persons hold in the aggregate warrants to purchase 9,017,055 shares of common stock; however, the provisions of such warrants restrict the exercise of such warrants to the extent that, after giving effect to such exercise, the holder of the warrants and its affiliates, together with any other person or entities with which such holder would constitute a group, would beneficially own in excess of the Beneficial Ownership Cap. As a result, an aggregate of 1,267,458 shares underlying such warrants are beneficially owned by the reporting persons.

[2]
Based on a total of 84,889,593 shares, including (i) 83,622,135 shares outstanding, as reported by the Issuer in its Definitive Proxy Statement, filed with the SEC on April 10, 2020 and (ii) 1,267,458 shares of the Issuer’s common stock issuable upon exercise of warrants held by the reporting persons (subject to the Beneficial Ownership Cap).

CUSIP No. 00289Y107	SCHEDULE 13D

1	Name of Reporting Person Mr. David Kroin

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,480,470

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,480,470

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,480,470

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒[1]

13	Percent of Class Represented by Amount in Row (11) 9.99%[2]

14	Type of Reporting Person (See Instructions) IN, HC

[1]
In addition to an aggregate of 7,213,012 shares of common stock in the aggregate held outright, the reporting persons hold in the aggregate warrants to purchase 9,017,055 shares of common stock; however, the provisions of such warrants restrict the exercise of such warrants to the extent that, after giving effect to such exercise, the holder of the warrants and its affiliates, together with any other person or entities with which such holder would constitute a group, would beneficially own in excess of the Beneficial Ownership Cap. As a result, an aggregate of 1,267,458 shares underlying such warrants are beneficially owned by the reporting persons.

[2]
Based on a total of 84,889,593 shares, including (i) 83,622,135 shares outstanding, as reported by the Issuer in its Definitive Proxy Statement, filed with the SEC on April 10, 2020 and (ii) 1,267,458 shares of the Issuer’s common stock issuable upon exercise of warrants held by the reporting persons (subject to the Beneficial Ownership Cap).

CUSIP No. 00289Y107	SCHEDULE 13D

This amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on December 30, 2019 (the “Initial Statement” and, as amended and supplemented through the date of this Amendment No. 1, collectively, the “Statement”), by the undersigned, relating to the common stock, $0.01 par value per share (the “Common Stock”), of Abeona Therapeutics Inc., a Delaware corporation (the “Company” or the “Issuer”). Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings ascribed to them in the Statement.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Except as specifically supplemented by this Amendment No. 1, the Statement is unchanged.
Item 4.	Purpose of Transaction

Item 4 of the Initial Statement is amended to add the following paragraph at the end thereof:
As described in Item 6 below, the Reporting Persons are parties to the Letter Agreement with the Issuer, pursuant to which the Reporting Persons received the right to identify two candidates to be nominated to the Issuer’s board of directors (the “Board”), including the Executive Chairman of the Board. On April 21, 2020, the Issuer announced the appointment of Brian Pereira, M.D. as the Executive Chairman of the Board and Shawn Tomasello as an Independent Director. Each of Dr. Pereira and Ms. Tomasello were nominated by the Reporting Persons pursuant to the Letter Agreement.

CUSIP No. 00289Y107	SCHEDULE 13D

 Item 5.          Interest in Securities of the Issuer
Item 5 of the Initial Statement is amended and restated in its entirety to read as follows:
BVF is the record holder of 2,445,211 shares of Common Stock (the “BVF Shares”). Such shares constitute 2.88% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BVF shares voting and dispositive power over the BVF Shares.
BVF is the record holder of warrants to purchase an additional 3,056,782 shares of Common Stock (the “BVF Warrants”). As a result of the Beneficial Ownership Cap, 429,668 shares underlying such warrants are exercisable, which constitutes 0.51% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3.
BOVF is the record holder of 3,253,068 shares of Common Stock (the “BOVF Shares”). Such shares constitute 3.83% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BOVF shares voting and dispositive power over the BOVF Shares.
BOVF is the record holder of warrants to purchase an additional 4,066,691 shares of Common Stock (the “BOVF Warrants”). As a result of the Beneficial Ownership Cap, 571,624 shares underlying such warrants are exercisable, which constitutes 0.67% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3.
GEF-SMA is the record holder of 1,514,733 shares of Common Stock (the “GEF-SMA Shares”). Such shares constitute 1.79% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. GEF-SMA shares voting and dispositive power over the GEF-SMA Shares.
GEF-SMA is the record holder of warrants to purchase an additional 1,893,582 shares of Common Stock (the “GEF-SMA Warrants”). As a result of the Beneficial Ownership Cap, 266,166 shares underlying such warrants are exercisable, which constitutes 0.31% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3.
BVF, BOVF and GEF-SMA (BVF, BOVF, and GEF-SMA, collectively, the “Clients”), and the Clients’ respective general partners have granted full investment and voting authority and discretion to Great Point, as a result of which Great Point may be deemed to be the beneficial owner of the BVF Shares, the BOVF Shares and the GEF-SMA Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, and special managing member of Great Point, has shared voting and investment power with respect to the BVF Shares, the BOVF Shares, and the GEF-SMA Shares and may be deemed to be the beneficial owner of such shares. Great Point, Dr. Jay and Mr. Kroin disclaim beneficial ownership of the BVF Shares, the BOVF Shares and the GEF-SMA Shares except to the extent of any pecuniary interest, and this Statement shall not be deemed to be an admission that they are the beneficial owners of such securities.

CUSIP No. 00289Y107	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 22, 2020

GREAT POINT PARTNERS, LLC

By:	/s/ Jeffrey R. Jay
Jeffrey R. Jay
Senior Managing Member

/s/ Jeffrey R. Jay
Jeffrey R. Jay, Individually

By:	/s/ David Kroin
David Kroin, Individually